UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AV Homes, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

00234P102
(CUSIP Number)

Adam Fliss TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102	SCHEDULE 13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00234P102	SCHEDULE 13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00234P102	SCHEDULE 13D	Page 4 of 6 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 28, 2013, as amended and supplemented by Amendment No. 1 filed on September 19, 2013, Amendment No. 2 filed on June 23, 2015 and Amendment No. 3 filed on June 8, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below.

“Advisors VI is the general partner of TPG Aviator, which directly held 9,215,017 shares of Common Stock (the “TPG Shares”) and $20,000,000 aggregate principal amount of the Issuer’s 6.00% Senior Convertible Notes due 2020 (the “Senior Convertible Notes” and, together with the TPG Shares and the shares of Common Stock into which the Senior Convertible Notes are convertible, the “TPG Securities”).

Messrs. Bonderman and Coulter are sole stockholders of Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to Advisors VI, each of Messrs. Bonderman and Coulter may have been deemed to have beneficially owned the TPG Securities. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Securities except to the extent of their pecuniary interest therein.”

Item 4.  Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by including the following after the paragraph under the heading “Merger Agreement”:

“On October 2, 2018, the Merger closed. Pursuant to the Merger Agreement, each share of Common Stock held by TPG Aviator was converted into the right to receive 0.8908 shares of Common Stock of TM Homes and $1.94 in cash. Therefore, pursuant to the Merger Agreement, TPG Aviator received, as merger consideration in respect of the TPG Shares, an aggregate of approximately $17,877,132.98 in cash and 8,208,737 shares of Common Stock of TM Homes (plus cash in lieu of fractional shares).

As a result of the Merger, TPG Aviator has the right to (i) convert its Senior Convertible Notes into $21.50 in cash in respect of each share of Common Stock into which the Senior Convertible Notes would have otherwise converted (including, for conversions “in connection with” (as defined in the third supplemental indenture) the Merger, an increased conversion rate because the Merger constituted a “Non-Stock Change of Control” under the terms of the Senior Convertible Notes), or (ii) require the Issuer (or its successor) to repurchase the Senior Convertible Notes for their principal amount plus accrued and unpaid interest.”

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.

“(a)–(b) As a result of the closing of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.”

This Amendment amends and restates the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below.

“(e) As a result of the closing of the Merger, on October 2, 2018 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.”

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2018

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of James G. Coulter (2)

(1)	Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).
(2)	Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Page 6 of 6 Pages